AMERICAS GOLD AND SILVER ANNOUNCES SOME OF THE BEST GRADE-WIDTHS DRILLED TO DATE AT THE COSALA
COMPLEX INCLUDING HIGH-GRADE DRILL RESULTS OF 654.7 G/T AG, 1.5% CU OVER 20.5 METERS AND 409.3 G/T
AG, 0.8% CU OVER 14.1 METERS

TORONTO, ONTARIO - September 17, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting artificial intelligence ("AI"), electrification, national security and advanced manufacturing, is pleased to announce high-grade Ag-Cu drill results from the Company's ongoing resource conversion drilling program at the Cosalá Complex. The assays released are a result of infill and step-out drilling conducted in 1H 2026 at the San Rafael Upper, 120 Upper and 120 Lower deposits with multiple holes at all three zones returning substantially higher silver grades than the currently modeled resource. These results represent significant upside potential to the future mine plan as they were not included in the Company's 2025 Mineral Resource and Reserve statement (see Americas news release dated March 30, 2026).

Paul Andre Huet, Chairman and CEO, commented: "The Cosalá operation continues to significantly exceed expectations, and I'd like to congratulate the entire team in Mexico for their commitment to mining excellence at all levels of the operation.

Resource conversion drilling at the San Rafael Upper and 120 zones is consistently averaging 2-3x the previously reported inferred Mineral Resource grades. Today's results are highlighted by hole SR583, which intersected a true thickness of 20.5 meters grading 654.7 g/t Ag and 1.5% Cu. It's important to note that this intercept is located just 30 meters outside of the 2025 inferred resource boundary and is expected to contribute new, high-grade silver ounces to the Cosalá mine plan. On a gram-meter basis these intercepts are comparable with some of the best silver intercepts drilled anywhere in Mexico over the past year.

Overall, the tremendous exploration success being delivered at Cosalá in 2026 is a demonstration of the significant value still to be captured by a robust exploration program. As a reminder, Cosalá has not received a material exploration budget for many years and we are truly excited at the growth potential of this asset, both in terms of higher grades, as demonstrated today, and potential improvements to the existing mine plan. Over the remainder of 2026 and into 2027, we will continue unlocking value with the drill bit at Cosalá and are looking forward to incorporating these results into our next resource estimate and mine plan in 2027. As the results have demonstrated this year, Cosalá is certainly an exciting and meaningful contributor to our multi-asset growth strategy underway at Americas Gold & Silver."

The 44 reported drillholes (55 total) continue to confirm the modeled thickness of the Mineral Resource and represent a potential opportunity to increase the average silver grades in the San Rafael Upper and 120 zones versus the 2025 reported Mineral Resource grades. All reported drill intercepts are directly adjacent to existing infrastructure with portions of the San Rafael deposit already in production. The Company is in the process of creating an optimized mine plan for the Upper and Lower 120 deposit and anticipates mine development to access this high-priority zone in H2 2027.

Figure 1: (L) Long section of Cosalá Complex with highlighted drill results at the San Rafael Upper and 120 Zones

Table 1: Key Intercepts returned from Q1-Q2 2026 resource infill drilling at the Cosalá Mine Complex

Hole #	Width (m)*	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Zone
SR576	2.2	503.9	0.2	0.3	0.1	0.7	San Rafael Upper
SR581	9.5	566.6	1.7	0.1	0.2	0.8
and	4.6	369.2	1.0	0.1	0.2	0.4
SR583	20.5	654.7	1.5	NSV	0.1	0.5
120-26-G109	17.3	404.1	0.9	0.2	0.3	0.4	120 Upper
and	2.4	322.3	0.6	NSV	NSV	0.3
120-26-G118	2.6	421.6	0.7	1.6	2.2	0.8
120-26-G120	13.0	291.5	0.8	0.3	0.6	0.4
120-26-G123	2.0	754.9	0.5	0.5	0.3	1.1
120-26-G134	9.8	507.6	1.6	0.1	0.2	0.6
120-26-G141	14.1	409.3	0.8	0.2	0.3	0.3	120 Lower
120-26-G143	22.0	392.3	1.1	0.1	0.2	0.5
120-26-G144	10.9	353.9	1.0	0.1	0.2	0.5
120-26-G147	16.6	311.4	0.7	0.1	0.3	0.3

*Note: Reported intercepts are estimated true widths | NSV = No Significant Values
a collar and full assay table can be found at: https://americas-gold.com/site/assets/files/4295/dr20260917.pdf

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high grade silver-copper mine, is currently being scaled. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Investor Relations and Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Technical Information and Qualified Persons
The scientific and technical information contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), and consultant to the Company. Mr. Streiff has reviewed all logging, sampling and QA/QC procedures completed by mine site technical staff to ensure industry best practices are observed. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used HQ and NQ-size core with core stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. The Company's standard QA/QC practices are utilized with standards of certified reference materials, field duplicates and blanks inserted into the sample stream prior to shipment to the ALS Chemex de Mexico prep lab in Hermosillo, Sonora, Mexico. ALS Chemex de Mexico is a ISO/IEC 17025-accredited laboratory, which utilizes industry standard sample preparation procedures, including crushing, pulverizing, and internal quality control protocols. Following preparation, 150 gram pulp aliquots are shipped to ALS Vancouver, Canada, for analysis.

Gold analyses is performed by atomic absorption spectrometry (AA). Silver, copper, lead, and zinc are analyzed following four-acid digestion with an ICP-AES finish (method ME-OG62). Samples returning silver values above the upper detection limit of 1,500 ppm Ag are re-analyzed by fire assay with a gravimetric finish (method AG-GRA21). All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential for significant potential upside to the future mine plan at Cosalá, the potential for increase in average silver grades in the San Rafael Upper and 120 zones and the optimization of the mine plan at Cosalá for the second half of 2026, the potential upgrade to the grades at the Cosalá Complex, the incorporation of results into the Company's optimized mine planning process, , statements with respect to drill programs, assay results and the interpretation of the results of such drill programs, the upside potential to future mine plans, and statements about the Company's exploration strategy (including its 2026 drilling campaign) and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 27, 2026 or the Company's MD&A for the three months ended March 31, 2026 dated May 14, 2026; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.